Via EDGAR Submission

January 27, 2025

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Jeffrey Lewis
Shannon Menjivar
Stacie Gorman
Pam Long

Re: Globa Terra Acquisition Corp
Draft Registration Statement on Form S-1
Submitted November 26, 2024
CIK No. 0002043766

Dear Jeffrey Lewis, Shannon Menjivar, Stacie Gorman and Pam Long:

On behalf of Globa Terra Acquisition Corporation, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 20, 2024, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 26, 2024 (the “Draft Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s comments and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Draft Registration Statement on Form S-1 filed November 26, 2024

Cover Page

1.
Please revise the dilution table to comply with the requirements set forth in Item 1602(a)(4) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 104 through 105 in response to the Staff’s comment.

2.
We note your disclosure that Meteora is expected to purchase shares in the offering. Please clarify if Meridien is also expected to purchase shares. Please clarify if either entity has entered into an agreement to purchase the shares, and if there is any limit on the number of shares that may be purchased. We note that you intend to file the consulting agreement with Meteora.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on the Cover Page and pages 11, 12 and 203 in response to the Staff’s comment.

3.
We note disclosure on page 6 that your independent directors will receive indirect interests in founder shares through membership interests in the sponsor as compensation for their services as directors. Please revise to disclose these interests here and on page 152 under “Executive Officer and Director Compensation.” See Item 402(r)(3) of Regulation S-K. Please also revise the tables and disclosure on pages 5 through 6 and 110 through 111.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 7, 115 and 157 in response to the Staff’s comment.

4.
We note your disclosure in paragraph 14 of the cover page regarding some of the potential conflicts of interest that your sponsor and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item 1602(a)(5) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on the Cover Page in response to the Staff’s comment.

5.
In the eighth paragraph, please disclose the number of institutional investors that may purchase shares in the offering.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that the number of institutional investors that may purchase shares included in the units in the offering is not known at this time. The number of institutional investors will be disclosed in a subsequent filing.

6.
We note your disclosure that shareholders can vote at any time to amend the charter to change the completion window. Please state whether there are any limits on the number of times the completion window can be changed, or on the duration of any extensions.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on the Cover Page and pages 19, 36 and 127 in response to the Staff’s comment.

7.
We note disclosure on page 26 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of initial shareholders at 20% of issued and outstanding ordinary shares. Please revise disclosure on your cover page to address this potential adjustment to the number of Class B shares held by the sponsor and its affiliates.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on the Cover Page and pages 8 and 116 in response to the Staff’s comment.

8.
We note disclosure that none of the sponsor non-managing members has any obligation to vote any public shares in favor of your initial business combination. Please clarify that may nevertheless be incentivized to vote in favor due to their indirect interests in private placement warrants and founder shares. We also note disclosure on page 28 and elsewhere in the filing that if the sponsor non-managing members purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, sponsor non-managing members will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on the Cover Page and page 34 in response to the Staff’s comment.

9.
Please revise the cover page to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers’ equity interests. Further, please describe the extent to which compensation may result in a material dilution of the purchasers’ equity interests. Please refer to Items 1602(a)(3),1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on the Cover Page in response to the Staff’s comment.

Overview, page 2

10.
For each special purpose acquisition company, please disclose the amount of time taken to complete the initial business combination, whether there were any extensions sought, and the percentage of redemptions. Please also provide disclosure regarding Maquia Capital Acquisition Corp. here and where similar disclosure appears, as well as in the fiduciary obligation table on page 158 with respect to Mr. Aldave. With respect to Agrinam, please disclose if you have sought extensions of the time to complete the business combination, if so, the number of times, the amount of time currently left, the amount of redemptions, the amount left to invest, and whether it may be subject to delisting if it does not complete a combination soon. Please make similar revisions on page 109. Refer to Item 1603(a)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 4 and 112 in response to the Staff’s comment. The Company also respectfully advises that references to Maquia Capital Acquisition Corp. (“Maquia Capital”) have been removed from the Amended Registration Statement and from the disclosure regarding Mr. Aldave’s business experience and background because Mr. Aldave’s involvement in the entity was limited as one of the at-risk capital investors, and he was not affiliated with Maquia Capital’s sponsor or involved in a managerial or fiduciary capacity. As such, Maquia Capital is not included in the discussion of completed business combinations or in the fiduciary obligation table with respect to Mr. Aldave.

Summary, page 2

11.
Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 60 that there are numerous other entities seeking targets with which you will compete.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 18 and 126 in response to the Staff’s comment.

Advisors, page 10

12.
Please clarify the services that will be provided by each of the advisors and how the services of each are distinct or otherwise clarify why you need the services of two entities. Please also revise page 115. Please refer to Item 1603(a)(4) of Regulation SK.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 11, 12, 119 and 120 in response to the Staff’s comment.

13.
We note your disclosure on pages 10 and 115 that your sponsor is “supported” by your advisors and that the advisors will provide services in connection with this offering and during your search for a business combination and that the sponsor’s business is focused on investing in the company. Please provide an analysis as to whether Meteora or Meridian Peak are affiliates of the sponsor or are promoters, each within the meaning of Securities Act Rule 405. If so, please provide related compensation and conflicts of interest disclosures on the cover page and in the summary pursuant to Item 1602(a)(3) and (5) and Item 1602(b)(6) and (7).

Response:

The Company acknowledges the Staff’s comment and respectfully advises that neither Meteora nor Meridien Peak is an affiliate or promoter of the Company within the meaning of Securities Act Rule 405.

Rule 405 defines an “affiliate” as “ . . . a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” Neither Meteora nor Meridien Peak is an “affiliate” of the Company within the meaning of Rule 405 as neither Meridien Peak nor Meteora has the ability to control the Company and, similarly, neither are controlled by or under common control with the Company. The Company is controlled by its sponsor, Globa Terra Management, LLC, and its Chief Executive Officer and sole director, Agustin Tristan Aldave. Neither Meteora nor Meridien Peak has an interest in Globa Terra Management, LLC or any understanding or agreement with Mr. Aldave that could be deemed to create an affiliation between the parties.

Rule 405 defines a promoter as any person who either (i) “acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer” or (ii) “in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.”

Meteora is neither a promoter under subpart (i) nor (ii) of Rule 405 because it did not have a role in founding or organizing the Company, which is a prerequisite to any person being deemed a promoter under Rule 405. The consulting agreement between the Company and Meteora filed as Exhibit 10.8 to the Registration Statement (the “Meteora Consulting Agreement”) only contemplates Meteora providing services in connection with general capital markets matters. As reflected in the Amended Registration Statement on pages 11, 12 and 119, Meteora’s advisory services are primarily limited to facilitating conversations between the Company and institutional investors. Therefore, the Company respectfully advises the Staff that Meteora is not a “promoter” within the definition of Rule 405.

Meridien Peak is not a “promoter” within prong (i) of Rule 405 because it did not “take initiative” to found and organize the Company. The amended and restated consulting agreement between Meridien Peak and the sponsor (the “Meridien Peak Consulting Agreement”) states that the sponsor “is forming one or more sponsorship entities that will launch initial public offerings as special purpose acquisition companies” and engaged Meridien Peak as a “strategic advisor” because of Meridien Peak’s experience in, among other things, advising on the selection of service providers, management and board members for SPACs, assisting in the development and refinement of the SPAC’s business strategy and acquisition criteria, providing insights on market trends and target industry sectors, acquisition targets, and other key stakeholders, and offering strategic guidance on regulatory and compliance matters related to the applicable stock exchanges, which are collectively defined as “Strategic Consulting Services”. Notably, the Strategic Consulting Services for which Meridien Peak was engaged relate exclusively to services rendered subsequent to “founding and organizing the business or enterprise of an issuer.”

Meridien Peak and its principals were not founders or co-founders of the Company nor were they organizers of the Company’s business. As it relates to the Company, these roles were filled by Globa Terra Management, LLC, the Company’s sponsor, and Tristan Agustin Aldave, the Company’s chief executive officer and managing member of the sponsor. The sponsor is the sole entity responsible for founding and organizing the SPAC as is evidenced by the sponsor’s role in engaging advisers for the SPAC’s formation and making the initial capital contribution to the SPAC. The sponsor is also, at present, the sole shareholder of the SPAC. The sponsor approached Meridien Peak regarding the Strategic Consulting Services to advise a SPAC following its founding, and the Company respectfully advises the Staff that a post-founding engagement should not cause a strategic advisor to fall within the definition of “promoter” within the definition of Rule 405.

Regarding subpart (ii) of the definition of “Promoter” in Rule 405, as previously discussed, the Meridien Peak Consulting Agreement was not entered into in connection with the founding and organizing of the Company as Meridien Peak has been engaged to provide post-organization Strategic Consulting Services, which, by definition, require the prior founding and organization of the Company. Similarly, the class B ordinary shares of the Company (“founder shares”) offered to Meridien Peak as consideration under the Meridien Peak Consulting Agreement were issued to the Company’s sponsor upon consummation of the Company’s founding and organization and the applicable percentage of founder shares Meridien Peak will receive under the Meridien Peak Consulting Agreement can only be determined at a later date, which further supports the view that the founder shares Meridien Peak will receive will not represent consideration in connection with the Company’s founding and organization. Accordingly, the Company respectfully advises the Staff that subpart (ii) of the definition of “Promoter” in Rule 405 is inapplicable to the Meridien Peak Consulting Agreement, including Meridien Peak’s consideration thereunder.

However, assuming for the sake of argument that the Meridien Peak Consulting Agreement was entered into in connection with the founding and organizing of the Company, the applicable percentage of founder shares Meridien Peak will receive under the Meridien Peak Consulting Agreement is currently indeterminable because the Meridien Peak Consulting Agreement provides that Meridien Peak will receive “30% of the difference between (i) the aggregate amount of founder shares issued by the Company and (ii) the aggregate amount of founder shares allocated to bona fide investors who solely invested cash in the Company or sponsor, as the case may be.” Accordingly, the amount of founder shares Meridien Peak will eventually receive as consideration for its services will only be determined following the Company’s discussions with institutional investors, which are ongoing. Additionally, even after the amount of founder shares to be received by Meridien under the Meridien Peak Consulting Agreement is eventually determined, 30% of the total founder shares transferrable as consideration to Meridien under the Meridien Peak Consulting Agreement are subject to pro-rata forfeiture if Meridien ceases to provide advisory services due to a termination of the Meridien Peak Consulting Agreement by Meridien during the 12 months following the Meridien Peak Consulting Agreement’s date of execution. Accordingly, the Company respectfully advises the Staff that the contingencies around the transfer of founder shares to Meridien not only further supports its position that the Meridien Peak Consulting Agreement was not entered into in connection with founding and organizing the Company, but also renders an analysis of subpart (ii) of the definition of “Promoter” in Rule 405 impossible at this time as the applicable percentage of any class of the Company’s securities to be transferred to Meridien Peak for its services will only be determined at a later date in connection with Meridien’s subsequent efforts to assist the Company with consummation of its initial public offering and goal of completing an initial business combination.

Risk Factors, page 54

14.
It appears that your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please revise your disclosure to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 51 and 66 in response to the Staff’s comment.

Below is an example of our intended disclosure:

“We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our sponsor, Globa Terra Management, LLC, a Cayman Islands exempted company’s ultimate beneficial owner is our Chief Executive Officer Agustin Tristan Aldave, a resident of Mexico. One of our independent directors, Jesus Treme, is a resident of Mexico. Further, the majority of our management and board of directors are not U.S. citizens. Therefore, we may be considered a “foreign person” under the regulations administered by CFIUS and could continue to be considered as such in the future for so long as our sponsor has the ability to exercise control over us for purposes of CFIUS’s regulations. As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business, this could delay us in consummating our business combination. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our stockholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination because the review process drags on beyond 18 months from the closing of this offering (or up to 24 months from the closing of this offering if we extend the period of time to consummate a business combination by the full amount of time, as described in more detail in this prospectus) or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive $10.00 per share, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

15.
We note your disclosure on page 7 that “in order to facilitate our initial business combination, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities.” Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the ability to transfer the founder shares or otherwise.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 8, 77 and 116 in response to the Staff’s comment.

If our initial business combination involves a company organized under the laws of the United States..., page 70

16.
We note your disclosure on page 98 that you may withdraw interest for the payment of taxes. We also note disclosure regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 73 in response to the Staff’s comment.

Use of Proceeds, page 97

17.
We note that you have included the cost for the office and administrative support for only 12 months. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time, and how you expect to cover those costs if not from proceeds held outside the trust.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 100 to reflect the cost for office and administrative support for 24 months in response to the Staff’s comment.

Dilution, page 101

18.
Please tell us why your dilution disclosure appears to be based on the requirements in Item 506 of Regulation S-K rather than Item 1602(c) of Regulation S-K, or revise.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 104 through 105 in response to the Staff’s comment.

Proposed Business

Our Sponsor, page 110

19.
We note your disclosure regarding the lock-up agreement following the table. Please revise the table on page 112 to include disclosure regarding the lock-up agreement with the underwriter in accordance with Item 1603(a)(9) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 9 and 117 in response to the Staff’s comment.

Executive Officer and Director Compensation, page 152

20.
Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 7 and 115 in response to the Staff’s comment.

Conflicts of Interest, page 155

21.
Please revise disclosure on pages 156 and 157 to indicate that the conflicts of interest are between the sponsor or its affiliates or your officers, directors or promoters and unaffiliated security holders, and that such conflicts might not be resolved in favor of unaffiliated security holders.

Response:

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 161 in response to the Staff’s comment.

Exhibits

22.
We note that you intend to file the consulting agreement with Meteora. Please file the consulting agreement with Meridien and any agreement with each of these entities with respect to purchasing your shares in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file the agreements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises that the Meridien Consulting Agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the Meridien Consulting Agreement is between Meridien Peak and the sponsor, and therefore it is not a contract that the Company or a subsidiary of the Company is a party to.

*          *          *          *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner
Brandon J. Bortner
of PAUL HASTINGS LLP